Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Nippon Telegraph and Telephone Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-175237) on Form F-3 of Nippon Telegraph and Telephone Corporation of our reports dated June 28, 2013, with respect to the consolidated balance sheets of Nippon Telegraph and Telephone Corporation as of March 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2013, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of March 31, 2013, which reports appear in the March 31, 2013 annual report on Form 20-F of Nippon Telegraph and Telephone Corporation.

/s/    KPMG AZSA LLC

Tokyo, Japan

June 28, 2013